UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dermira, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

24983L 104

(CUSIP Number)

Susan Vuong

Chief Financial Officer

Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

(415) 626-3939

with a copy to:

Michael L. Lawhead

Stradling Yocca Carlson & Rauth, P.C.

660 Newport Center Drive, Suite 1600

Newport Beach, CA 92660

(949) 725-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 24983L 104	Page 2 of 7

1.	Names of Reporting Persons Bay City Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,527,335
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,527,335
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,527,335
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%*
14.	Type of Reporting Person (See Instructions) OO

*	Calculated based upon 35,603,622 shares common stock of the Issuer outstanding as of October 31, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended September 30, 2016, filed with the Securities and Exchange Commission on November 7, 2016.

13D

CUSIP No. 24983L 104	Page 3 of 7

1.	Names of Reporting Persons Bay City Capital Management V LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,527,335
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,527,335
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,527,335
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%*
14.	Type of Reporting Person (See Instructions) OO

*	Calculated based upon 35,603,622 shares common stock of the Issuer outstanding as of October 31, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended September 30, 2016, filed with the Securities and Exchange Commission on November 7, 2016.

13D

CUSIP No. 24983L 104	Page 4 of 7

1.	Names of Reporting Persons Bay City Capital Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,527,335
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,527,335
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,527,335
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated based upon 35,603,622 shares common stock of the Issuer outstanding as of October 31, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended September 30, 2016, filed with the Securities and Exchange Commission on November 7, 2016.

13D

CUSIP No. 24983L 104	Page 5 of 7

1.	Names of Reporting Persons Bay City Capital Fund V Co-Investment Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,527,335
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,527,335
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,527,335
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated based upon 35,603,622 shares common stock of the Issuer outstanding as of October 31, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended September 30, 2016, filed with the Securities and Exchange Commission on November 7, 2016.

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 14, 2014 (the “Original Schedule 13D”), by Bay City Capital LLC, a Delaware limited liability company (“BCC”), on behalf of the Reporting Persons pursuant to the Joint Filing Agreement attached to the Original Schedule 13D as Exhibit 99.1. Except as specifically amended by this Amendment No. 1, items in the Original Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Original Schedule 13D. BCC is the manager of Bay City Capital Management V LLC, a Delaware limited liability company (“Management V”), which is the general partner of Bay City Capital Fund V, L.P., a Delaware limited partnership (“Fund V”), and Bay City Capital Fund V Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment V”). BCC is also an advisor to Fund V and Co-Investment V.

This Amendment No. 1 amends Items 5(a) and (b) to reflect a decrease in the percentage of common stock beneficially owned by the Reporting Persons due to an increase in the aggregate number of outstanding shares of the Issuer’s common stock.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Original Schedule 13D are amended and restated in their entirety to read as follows:

(a)(b)

Reporting Person	Shares Held Directly(5)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership (1)	Percentage of Class (2)
Fund V	3,461,376	0	3,527,335	0	3,527,335	3,527,335	9.9%

Co-Investment V	65,959	0	3,527,335	0	3,527,335	3,527,335	9.9%

Management V(3)	0	3,527,335	0	3,527,335	0	3,527,335	9.9%

BCC(4)	0	3,527,335	0	3,527,335	0	3,527,335	9.9%

(1)	Fund V and Co-Investment V constitute a “group” under Section 13(d) of the Exchange Act and consequently are deemed to have beneficial ownership of all shares held by members of the group.
(2)	This percentage is calculated based upon 35,603,622 shares of the Issuer’s common stock outstanding as of October 31, 2016 , adjusted as required by rules promulgated by the SEC.
(3)	Management V holds no shares of common stock directly. Management V is deemed to have beneficial ownership of common stock owned by Fund V and Co-Investment V due to its role as general partner of such funds. Investment and voting decisions by Management V are exercised by BCC as manager.
(4)	BCC holds no shares of common stock directly. Due to its role as manager of Management V, BCC is deemed to have beneficial ownership of common stock deemed to be beneficially owned by Management V.
(5)	Amounts in this column include 20,301 shares for Fund V and 387 shares for Co-Investment V underlying stock options issued to Fred Craves, Ph.D., a director of the Issuer, a Managing Director of BCC and a Member of Management V, in connection with his service as a director of the Issuer. Dr. Craves is a party to an agreement whereby he must transfer such stock options to BCC upon receipt.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement (Previously filed with the Statement on Schedule 13D filed with the SEC on October 14, 2014) (File No. 005-88347).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2017

/s/ Fred Craves, Ph.D.
Fred Craves, Ph.D., Managing Director
Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management V LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management V LLC, the general partner of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P.